2828 North Harwood Street, 15th Floor

Dallas, Texas 75201

April 22, 2015

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	MoneyGram International, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed March 3, 2015

Definitive Proxy Statement on Schedule 14A

Filed April 2, 2015

File No. 001-31950

Dear Mr. Krikorian:

MoneyGram International, Inc. (the “Company”) is in receipt of the letter dated April 17, 2015 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above-referenced filings (the “Comment Letter”). In the Comment Letter, the Staff has requested that the Company provide responses to the Comment Letter by May 1, 2015.

In the Company’s telephone call with the Staff on April 21, 2015, the Company requested that the deadline for responding to the Comment Letter be extended to May 15, 2015. The Company believes this additional time will enable it to coordinate the Company’s responses to the Comment Letter. Per our telephone discussion, this letter confirms that the Company will submit its response to the Comment Letter on or before May 15, 2015.

If you have any questions with respect to the foregoing, please call me at (214) 999-7552.

Sincerely,

/s/ Corinna Ulrich
Corinna Ulrich
Senior Vice President and Deputy General Counsel of MoneyGram International, Inc.